KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 4:
Organizational
Structure

KBRA Legal Structure Chart



Funds Affiliated With Parthenon Capital Partners
Funds Affiliated With Minority Investors
Pass-Through Vehicles
KBRA Holdings, LLC (US)
Kroll Bond Rating Agency, LLC (US)
KBRA Analytics, LLC (US)
Kroll Bond Rating Agency International Limited (Ireland)
KBRA Analytics Europe Limited (Ireland)
KBRA Analytics UK Limited (UK)
Kroll Bond Rating Agency Europe Limited (Ireland)
Kroll Bond Rating Agency UK Limited (UK)
Kroll Bond Rating Agency Japan K.K. (Japan)
Kroll Bond Rating Agency Australia Pty Ltd (Australia)[1]

Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.

[1]Kroll Bond Rating Agency Australia Pty Ltd is not registered with the Australian Securities and Investments Commission as a CRA.

As of November 12, 2026

KBRA NRSRO Managerial Structure


President & CEO
Chief Operating Officer
General Counsel
Chief Corporate Strategy Officer
Vice Chairman
Chief Financial Officer
Chief Rating Officer
Head of Human Resources
Chief Technology Officer
Chief Credit Officer
Global Head of Compliance
Head of North American Compliance
Senior Managing Director, Business Development

As of November 12, 2026

KBRA NRSRO Business Units

- Structured Finance Ratings
  - CMBS
  - RMBS
  - ABS
- Corporate, Financial and Government Ratings
  - Project Finance and Infrastructure
  - Public Finance / Financial Guaranty
  - Sovereigns
  - Financial Institutions
  - Insurance
  - Funds
  - Corporates
  - Corporate Portfolio Finance (CPF)
    - Corporate Credit Funds
    - Structured Credit
- Credit Policy
- Ratings Legal
- Business Development
  - Issuer Relations
  - Investor Relations
- Electronic Publishing[1]
- Compliance[1]
- Quantitative Modeling[1]
- Regulatory and Government Affairs[1]
- Marketing and Communications[1]
- Legal[1]
- Human Resources[1]
- Technology[1]
- Finance[1]

[1] *Supports NRSRO business units and other units*

As of November 12, 2026